FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number  001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34, Surquillo, Lima Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

Graña y Montero announces new investment in Chile through the acquisition of DSD Construcciones y Montajes

LIMA, Peru--(BUSINESS WIRE)--August 13, 2013--Today, Graña y Montero (“Graña y Montero” or the “Company”), the engineering and construction Peruvian company recently listed in the New York Stock Exchange, formalized the acquisition of a 100% stake in DSD Construcciones y Montajes S.A. (“DSD”), a Chilean engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining sector in Chile and Latin America.

The announcement was made by Graña y Montero’s CEO, Mario Alvarado, after the subscription of the purchase agreement by which Graña y Montero acquired 100% of DSD´s shares from the Ferrostaal Group, through an investment of US$ 41 million.

According to Mario Alvarado, the Company’s investment in DSD, together with the purchase of a majority stake in Vial y Vives in late 2012, will enable the Company to strengthen its presence in Chile. The combination of the human capabilities from the different companies that are part of the Graña y Montero Group will generate a highly specialized services provider with a regional reach.

He also noted that this operation is a further step in the internationalization strategy of the leading engineering and construction group in Peru. "This is Graña y Montero’s third investment in Chile and it confirms our objective to grow in that country and in a regional level, in line with the objectives outlined in the recent capital raising process carried out in the New York Stock Exchange".

In 2011, Graña y Montero acquired from the Endesa Group a 75.0% interest in Compañía Americana de Multiservicios Limitada (CAM) a services company from the electricity sector based in Chile and with operations in Colombia, Brazil and Peru, and in 2012 it acquired a 74.0% stake in Chilean construction company Vial y Vives, a company specialized in the mining sector.

DSD’s Business Development

In its 19 years of business development, DSD has been mainly present in major construction and assembly projects of oil refineries, cellulose and paper plants, thermoelectric and mining projects in Chile, refineries in Peru and energy and petrochemical industries in Venezuela.

These include the following projects: in refineries, in Chile, Delayed Coking Plant, Mild Hydrocracking Units and Gasoline desulfurization for Empresa Nacional del Petróleo (ENAP); in Peru, a Cogeneration Plant and Fluidized Catalytic Cracking Unit (FCC) for Refinería La Pampilla; in Venezuela, Ammonia Plant for the Venezuelan Petrochemical (Pequiven).

In Energy, in Chile, Units 3 and 4 of 150MW each for Termoeléctrica Guacolda, for Mitsubishi Heavy Industries; in Venezuela, the expansion of a Combined Cycle Plant for ENELVEN.

DSD has also executed paper plants and cellulose projects for CMPC and Arauco in Chile, it has also executed various mining projects for the Radomiro Tomic Divisions, Chuquicamata, Gaby de Codelco, Minera Spence, Minera Escondida and Minera El Abra.

About the Companies

DSD is one of the most important companies in the provision of engineering and construction services for the Energy, Oil and Gas, Cellulose and Mining industry in Chile and other Latin American countries, specializing in electromechanical assemblies. With over 19 years of history, DSD has an activity, to June 2013, of US$ 65.6 million and is currently involved in the Antucoya (Antofagasta Minerals), Los Colorados (CAP Mining) and Ministro Hales (Codelco) mining projects as well as in the maintenance of plants projects for ENAP in Concon.

Vial y Vives is one of the leading Chilean companies in the civil works and assembly, especially in the mining sector. Its backlog as of July 2013 amounts to US$ 226 million.

Graña y Montero

Founded in 1933, Graña y Montero is the only Peruvian engineering and construction company listed in the Lima Stock Exchange since 1997 and now also the NYSE. Graña y Montero has participated in the development of major engineering and construction projects in Peru, including large-scale, complex projects in the energy, mining, construction and real estate sectors.

With 80 years of operations, Graña y Montero has leveraged its engineering and construction expertise into complementary lines of business, such as the development, ownership, operation and maintenance of infrastructure assets, real estate developments, and the provision of technical services. Graña y Montero has significant investments in infrastructure concessions, such as three toll roads and Line 1 of the Lima Metro.

Graña y Montero has also executed several projects outside Peru, and has acquired two companies in Chile before acquiring DSD: Vial y Vives, a construction company specialized in the mining sector, and CAM, which is specialized in electric services, with operations in Chile, Peru, Brazil and Colombia.

Graña y Montero is listed in the NYSE under ticker symbol “GRAM” and in the Lima Stock Exchange under ticker symbol “GRAMONC1”.

CONTACT:
Graña y Montero
Juan Jose Arrieta
Corporate Communications
& Social Responsibility Officer
(511) 213-6598
jarrieta@gym.com.pe
or
Dennis Gray F.
Investor Relations Officer
(511) 213-6583
dgray@gym.com.pe
relacion.inversionistas@gym.com.pe

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By:	/s/ DENNIS GRAY FEBRES

Name:	Dennis Gray Febres

Title:	Stock Market Representative

Date:	August 13, 2013